UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2015
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________

Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐         No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On May 5, 2015, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended March 31, 2015. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude fair value adjustments to deferred revenue, costs related to amortization of acquired intangible assets, impairment losses, acquisition and integration, including inventory fair value adjustments related to business acquisitions, as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	May 6, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated May 5, 2015

Table of Contents	Exhibit 99.1

QIAGEN reports results for first quarter 2015

•	Q1 2015 results: Adjusted net sales of $298.7 million (+2% CER); adjusted operating income of $67.4 million; and adjusted EPS of $0.22 ($0.24 CER)

◦	Adjusted net sales rise 8% CER excluding reduced HPV sales in U.S.

◦	Investments transforming QIAGEN and strengthening expansion

◦	Free cash flow rises 40% to $39.7 million

•	QIAGEN reaffirms expectations for higher 2015 CER adjusted net sales and earnings; expect adverse impact on reported results from currency movements
Venlo, The Netherlands, May 5, 2015 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the first quarter of 2015, delivering on goals for higher adjusted net sales and earnings at constant exchange rates (CER).
“Our results for the first quarter of 2015 show QIAGEN continues to deliver a solid performance while moving ahead on our transformation and preparations for a new growth wave. We are building momentum through our portfolio of growth drivers, which represent about 30% of sales and are expanding at a double-digit pace as we invest in new products and key markets. During the first quarter, QIAGEN further advanced its leadership in the rapidly emerging market for liquid biopsies, using non-invasive blood tests to obtain valuable molecular insights. The launches of the fourth-generation QuantiFERON-TB Gold Plus test to support the fight on tuberculosis and the QuantiFERON Monitor test to address a large unmet need for monitoring immune function in transplant patients are building momentum. Sales of HPV test products in the U.S. continue to decline due to pricing pressure, but it now represents only 4% of total sales, and we expect 2015 to be the final year of significant challenges. We are reaffirming our goals for higher adjusted sales and earnings at constant exchange rates in 2015 as we move forward on our strategic ambitions to offer Sample to Insight solutions to our customers,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V.

First quarter 2015 results

	2015	2014	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	298.7	317.4	-6%	2%
Operating income, adjusted	67.4	74.8	-10%
Net income, adjusted	51.5	53.7	-4%
Diluted EPS, adjusted	$0.22	$0.22
Diluted EPS CER, adjusted	$0.24	$0.22

For information on adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions from bioinformatics acquisitions.

Table of Contents	Exhibit 99.1

Adjusted net sales grew 2% at constant exchange rates (CER) in the first quarter of 2015, but declined 6% on a reported basis due to eight percentage points of adverse currency movements. Total CER growth was driven by consumables and related revenues (+2% CER, 88% of sales) and instruments (+9% CER, 12% of sales) as well as contributions from all customer classes. About two percentage points of total CER growth came from the acquisitions of the Enzymatics NGS reagents portfolio (acquired in December 2014) and the BIOBASE bioinformatics business (acquired in April 2014), while sales in the rest of the business were largely unchanged. Excluding the impact of lower HPV test sales in the U.S., which created six percentage points of headwind on total CER growth, adjusted net sales rose 8% CER in the first quarter of 2015.
Operating income was $35.1 million in the first quarter of 2015, a decline of 17% from $42.3 million in the same period of 2014. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and amortization of intangible assets acquired in business combinations, was down 10% to $67.4 million in the first quarter of 2015 compared to $74.8 million a year ago. The adjusted operating income margin declined to 23% of sales from 24% in the first quarter of 2014. The adjusted gross margin improved on product mix and efficiency gains, but this was more than offset by incremental investments in the growth drivers - particularly next-generation sequencing (NGS) and bioinformatics - as well as commercialization and marketing activities, including E-commerce initiatives. Currency movements had a positive impact on the adjusted operating income margin, which was mainly due to the weakness of the euro against the U.S. dollar, QIAGEN’s reporting currency, and a higher level of costs in euros than sales.
Net income attributable to owners of QIAGEN N.V. in the first quarter of 2015 was $19.5 million, or $0.08 per diluted share (based on 237.4 million diluted shares) compared to $23.3 million, or $0.10 per share (based on 242.9 million diluted shares) a year ago. Adjusted net income was $51.5 million, or $0.22 per share ($0.24 CER), compared to $53.7 million, or $0.22 per share, in the first quarter of 2014.
At March 31, 2015, cash and cash equivalents declined to $287.8 million from $392.7 million at December 31, 2014. Net cash provided by operating activities in the first quarter of 2015 rose to $62.8 million from $45.6 million at the end of the first quarter of 2014, with free cash flow increasing 40% to $39.7 million from $28.3 million in the same three-month period of 2014. Net cash provided by investing activities was $26.8 million compared to $87.9 million of cash used in investing activities a year earlier. Net cash used in financing activities in the first quarter of 2015 was $182.3 million, and primarily due to the repurchase of the 2024 convertible bond, compared to cash provided by financing activities of $276.4 million in the year-ago period, which included proceeds from the issuance of new convertible bonds.
“We achieved our targets for adjusted net sales and earnings growth at constant exchange rates. The significant adverse currency movements are reflected in our reported results. Based on current rates, we continue to expect a significant impact on reported sales and EPS results, but expect only a limited impact on the operating income margin due to the global distribution of our cost base,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We will continue to use our healthy financial position to support the ongoing business expansion while maintaining our commitment to disciplined capital allocation, as shown through the completion of the 2024 convertible bond repurchase in the first quarter and the elimination of 10 million shares of dilution risk.”

Table of Contents	Exhibit 99.1

Business review
An overview of adjusted net sales results for the first quarter of 2015 (growth rates in CER and sales contributions at actual rates), with the Enyzmatics product portfolio acquisition (completed in December 2014) contributing to growth in all customer classes:
Customer classes
Molecular Diagnostics (Q1 2015: +1% CER / 48% of sales) delivered 14% growth from the core portfolio while absorbing the sales decline in U.S. HPV test products (-54% / 4% of sales). Profiling consumables (infectious disease testing) rose at a double-digit pace, supported by the increasing base of installed QIAsymphony automation platforms and expanding test menu. The Personalized Healthcare portfolio delivered a strong performance compared to the first quarter of 2014, led by higher revenue contributions from companion diagnostics co-development projects. Double-digit CER gains were also seen from the QuantiFERON-TB test, especially in the Europe / Middle East / Africa region. Instrument sales grew at a double-digit pace in the quarter, and included increasing service revenues.
Applied Testing (Q1 2015: +7% CER / 9% of sales) achieved growth in all regions, with instruments and consumables advancing at a solid single-digit pace thanks to the expanding portfolio of applications for use in Human ID / forensics, veterinary medicine and food safety.
Pharma (Q1 2015: +2% CER / 20% of sales) saw improving demand for consumables, especially in the Americas and Asia-Pacific / Japan regions, but faced lower instrument sales as well as reduced contributions from Europe.
Academia (Q1 2015: +3% CER / 23% of sales) benefited from a double-digit gain in instrument sales and a single-digit improvement in consumables. Modestly improving macroeconomic trends for funding and customer sentiment supported the positive momentum in the U.S. and Europe, which more than offset slower sales trends in the Asia-Pacific / Japan region.
Geographic regions
The Europe / Middle East / Africa region (Q1 2015: +9% CER / 33% of sales) delivered broad gains across the region led by Turkey and supported by improving trends in Italy and Spain. The Americas (Q1 2015: -4% CER / 47% of sales) grew 8% excluding sales related to HPV testing in the U.S. on demand across all customer classes, especially in the U.S. and Brazil. The Asia-Pacific / Japan region (Q1 2015: +7% CER / 19% of sales) rose on solid double-digit growth in China along with gains in Korea, while sales were largely unchanged in Japan.
The top seven emerging markets (Q1 2015: +22% CER / 12% of sales) advanced at a dynamic pace on the back of more than 20% CER growth in China and Turkey, along with improved results in Brazil, India and Korea against flat sales in Mexico and sharply lower results in Russia.

Table of Contents	Exhibit 99.1

QIAGEN transformation building momentum in 2015 and beyond
QIAGEN continues to deliver innovation and growth by executing on targeted initiatives to expand our leadership in solutions enabling customers to transform biological samples into valuable molecular insights. The rapid expansion of our growth drivers - which delivered double-digit CER growth in the first quarter of 2015 and contributed approximately 30% of adjusted net sales - led the ongoing transformation of the core portfolio as QIAGEN works through the final year of significant headwinds from reduced sales of HPV products in the U.S.
Among recent developments:
QIAsymphony: Growing placements and focus on content menu expansion

•
The QIAsymphony system, a leading automation solution for medium-throughput molecular testing, drove ongoing double-digit CER consumables sales growth in the first quarter of 2015. QIAGEN has set a goal to surpass 1,500 total QIAsymphony placements by the end of 2015, up from more than 1,250 at the end of 2014.

•
QIAGEN is advancing a pipeline of more than 30 development projects to expand the content menu for QIAsymphony, including the growing menu of infectious disease tests in the artus portfolio in Europe and the U.S. QIAGEN is also expanding its range of Applied Testing content for use on QIAsymphony: investigator tests for human ID / forensics, cador for veterinary medicine and mericon for food safety. In veterinary labs, a mericon test was deployed to help combat the global spread of an H5N8 strain of avian influenza A among poultry.

Personalized Healthcare leadership gaining further momentum

•
The Personalized Healthcare portfolio of therascreen and ipsogen tests gained further acceptance in the U.S. and other key markets during the first quarter of 2015 as a proven way to guide the selection of treatments, particularly in cancer, based on genetic insights into individual patients’ diseases.

•
QIAGEN launched therascreen EGFR RGQ Plasma PCR as the first-ever liquid biopsy-based companion diagnostic to gain regulatory clearance for use in lung cancer patients in European markets. Co-developed with AstraZeneca, the kit analyzes a genomic mutation based on circulating nucleic acids in blood samples to guide treatment of non-small cell lung cancer with AstraZeneca’s IRESSA®.

•
QIAGEN expanded its industry-leading pipeline of liquid biopsy-based companion diagnostics with the acquisition of an innovative technology enabling enrichment and molecular analysis of circulating tumor cells (CTCs) from blood samples. The first pharmaceutical partnership deploying the promising CTC technology was initiated with Tokai Pharmaceuticals, Inc. to co-develop a non-invasive companion diagnostic for Tokai’s novel drug compound galeterone, which is in late-stage clinical trials for treatment of castration-resistant prostate cancer (CRPC).

Table of Contents	Exhibit 99.1

QuantiFERON-TB expanding around the world; QuantiFERON Monitor launched

•
The rollout of QuantiFERON-TB Gold Plus (QFT-Plus) gained momentum during the first quarter of 2015 as the fourth generation of the leading test for detecting tuberculosis (TB) infection. The rollout began in late 2014 after QFT-Plus received CE-IVD marking, clearing the innovative diagnostic for sale in 30 European countries. QuantiFERON Monitor (QFM) was launched in Europe in January for initial use in transplant patients as a standardized, cost-effective measurement of immune system response.

•
In February 2015, groundbreaking clinical data on QuantiFERON-TB Gold (QFT) was published in The Lancet, a leading international journal. The study screened more than 21,000 people in China for TB infection and demonstrated that QFT provided much more accurate diagnosis than the 100-year-old tuberculin skin test. The authors recommended community-based screening using modern blood-test technology to detect latent TB, with preventive treatment for infected patients who are most at risk for developing active TB. QFT was introduced in China in 2014 and is being rolled out in other emerging markets.

Bioinformatics tools driving the advancement of NGS technologies

•
QIAGEN continues to set the pace in enabling next-generation sequencing (NGS) users to gain valuable insights from their data with the industry-leading portfolio of commercial information resources and software solutions. Contributions from BIOBASE, a leader in human inherited disease analysis that was acquired in April 2014, supported the underlying positive performance in the first quarter of 2015.

•
An agreement with GATC Biotech, a leading European provider of DNA and RNA sequencing services to customers worldwide, will expand the commercial presence of QIAGEN’s bioinformatics by providing GATC clients full access to the Ingenuity Variant Analysis solution. Ingenuity Variant Analysis is a powerful analysis and interpretation platform that enables customers to efficiently evaluate complex genomic data.

•
QIAGEN is a founding member of the Allele Frequency Community, a coalition of 13 life science and diagnostics organizations, announced in February 2015 to create an extensive, high-quality collection of digitized human genomes. The data is stored on QIAGEN’s secure IT infrastructure, and researchers can explore it using Ingenuity Variant Analysis. In the future, Allele Frequency data will be accessible via QIAGEN’s Ingenuity Clinical decision-support solution, as well as CLC Workbench and other solutions.

Innovative NGS workflows and universal solutions address clinical needs

•
QIAGEN expanded its portfolio of pre-analytical solutions for NGS workflows by acquiring and integrating the enzyme solutions business of Enzymatics, a U.S. company whose products are used in an estimated 80% of all NGS workflows. The Enzymatics portfolio complements QIAGEN’s offering of universal NGS products and advances the strategy to drive adoption of NGS in clinical healthcare.

Table of Contents	Exhibit 99.1

QIAGEN expects the addition of the Enzymatics portfolio to provide approximately $20 million of incremental sales in 2015.

•
Development of the Sample to Insight GeneReader NGS workflow is progressing as planned toward commercialization in the second half of 2015. QIAGEN is developing this workflow with the goal of offering a complete solution to customers for use in a range of key applications, with an initial focus on targeted gene panel sequencing in biomedical research, clinical research and clinical diagnostics.

Final year of material headwinds from U.S. HPV franchise

•
QIAGEN continues to enjoy a substantial leadership position in the U.S. market for cervical cancer screening with its digene HC2 Test despite aggressive pricing actions by competitors in recent years. Pricing pressure for HPV tests in the U.S. (Q1 2015: -54%, 4% of sales) continued during the first quarter of 2015 as QIAGEN entered into contracts with various laboratories at significantly lower levels. For 2015, QIAGEN continues to expect the material decline in these sales to create approximately 3-4 percentage points of headwind on total adjusted net sales growth in 2015 as a result of the lower price levels, but this franchise will represent well below 5% of total sales for the year.

Increasing returns to shareholders
QIAGEN is committed to disciplined capital allocation, including business expansion through targeted acquisitions as well as increasing returns to shareholders. During the first quarter of 2015, QIAGEN completed the repurchase of all outstanding convertible bonds due 2024 (2024 Notes) for a total amount of approximately $250 million, of which $190 million was paid in the first quarter and the balance to be paid in the second quarter of 2015. This repurchase, which was designed to optimize the balance sheet, removed approximately 10.3 million shares of dilution risk related to the 2024 Notes, of which 4.5 million were already included in the diluted share count as of January 9, 2015, when the repurchase offer was announced. QIAGEN is currently conducting its third $100 million share repurchase program, which was started in August 2014. Approximately 2.1 million shares so far have been repurchased on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 18.21 per share for EUR 39 million (approximately $50 million based on exchange rates at the time of repurchase). Repurchased shares are held in treasury to satisfy obligations for employee share-based remuneration plans. Information on the program is available on the QIAGEN website (www.qiagen.com).
Leadership change
After 18 years leading QIAGEN’s business development activities, and most recently serving as Senior Vice President, Head of Corporate Business Development and Intellectual Property & Litigation and member of the Executive Committee, Dr. Ulrich Schriek has decided to take on a new role as of May 20, 2015, as Senior Advisor to the CEO of QIAGEN. Jean-Pascal Viola, who is currently Vice President, Global Head of M&A and Corporate Ventures, has been appointed Senior Vice President, Head of Corporate Business Development and Intellectual Property & Litigation, reporting to Peer M. Schatz. He joined QIAGEN in 2005 and has been responsible for many value-creating transactions, including the acquisitions of Cellestis (QuantiFERON), Corbett (Rotor-Gene Q), DxS (Personalized Healthcare) and Enzymatics (NGS portfolio).

Table of Contents	Exhibit 99.1

2015 outlook
QIAGEN reaffirms its expectations to deliver higher CER adjusted net sales and adjusted earnings in 2015, as above-market sales growth from the current core portfolio - led by the growth drivers - well exceeds the final year of significant headwinds from reduced U.S. sales of HPV products. These expectations do not take into account any further acquisitions that could be completed in 2015.
For the full year, adjusted net sales are expected to rise approximately 4% CER in 2015, as growth of about 7-8% CER in the core portfolio (including contributions from the Enzymatics acquisition in late December 2014) exceeds the adverse impact of approximately 3-4 percentage points from lower U.S. HPV sales. Adjusted diluted earnings per share (EPS) are expected to be approximately $1.16-1.18 CER compared to $1.00 in 2014. Based on current exchange rates, QIAGEN expects the movements of the U.S. dollar, its reporting currency, against various currencies to have an adverse impact on full-year adjusted sales and EPS results.
For the second quarter of 2015, adjusted net sales are expected to rise approximately 4% CER, which includes approximately 4-5 percentage points of headwind from lower sales of HPV products in the U.S. compared to the same period in 2014, and adjusted EPS of approximately $0.26-0.27 CER. Based on exchange rates as of April 30, 2015, QIAGEN expects currency movements to have an adverse impact of approximately 10 percentage points on reported sales growth and approximately $0.02 per share on adjusted EPS in the quarter.
Use of adjusted results
QIAGEN reports adjusted results, as well as results considered on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures, to give additional insight into its financial performance. These results include adjusted net sales, adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.
Conference call and webcast details
Information on QIAGEN’s performance will be presented during a conference call on Wednesday, May 6, 2015, at 9:30 ET / 14:30 GMT / 15:30 CET. The corresponding presentation slides will be available for download shortly before the event at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A webcast will also be made available at this website. A replay will also be made available on this website.

Table of Contents	Exhibit 99.1

About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. QIAGEN sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective molecular testing workflows. QIAGEN provides these workflows to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of March 31, 2015, QIAGEN employed approximately 4,300 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, markets, strategy or operating results, including without limitation its expected operating results, new product developments, new product launches, regulatory submissions, and financing plans are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women's health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products, the consummation of acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Table of Contents	Exhibit 99.1

Contacts:

Public Relations:
Dr. Thomas Theuringer
Director Public Relations
+49 2103 29 11826
+1 240 686 7425

Email: pr@qiagen.com
www.twitter.com/qiagen
https://www.facebook.com/QIAGEN
pr.qiagen.com

Investor Relations:
John Gilardi
Vice President Corporate Communications
+49 2103 29 11711
+1 240 686 2222

Email: ir@qiagen.com
ir.qiagen.com

Table of Contents	Exhibit 99.1

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended
	March 31,
(In $ thousands, except share data)	2015	2014
Net sales	298,429	317,073
Cost of sales	100,557	106,955
Gross profit	197,872	210,118
Operating expenses:
Research and development	38,328	40,336
Sales and marketing	88,611	91,373
General and administrative, integration and other	26,167	26,791
Acquisition-related intangible amortization	9,635	9,315
Total operating expenses	162,741	167,815
Income from operations	35,131	42,303
Other income (expense):
Interest income	699	1,010
Interest expense	(9,211)	(8,002)
Other expense, net	(7,571)	(7,472)
Total other expense, net	(16,083)	(14,464)
Income before income taxes	19,048	27,839
Income taxes	(316)	4,556
Net income	19,364	23,283
Net (loss) income attributable to noncontrolling interest	(126)	16
Net income attributable to the owners of QIAGEN N.V.	19,490	23,267

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.08	$0.10
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.22	$0.22

Diluted shares used in computing diluted net income per common share (in thousands)	237,386	242,946

Table of Contents	Exhibit 99.1

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	March 31, 2015	December 31, 2014
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	287,811	392,667
Restricted cash	8,687	—
Short-term investments	104,479	184,036
Accounts receivable, net	231,689	265,231
Income taxes receivable	28,763	29,312
Inventories, net	136,090	132,276
Prepaid expenses and other current assets	128,381	113,771
Deferred income taxes	31,680	31,457
Total current assets	957,580	1,148,750
Long-term assets:
Property, plant and equipment, net	409,698	428,093
Goodwill	1,862,371	1,887,963
Intangible assets, net	670,881	726,914
Deferred income taxes	7,883	4,298
Other long-term assets	261,785	258,354
Total long-term assets	3,212,618	3,305,622
Total assets	4,170,198	4,454,372
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	647	131,119
Accounts payable	45,074	46,124
Accrued and other current liabilities	255,234	224,203
Income taxes payable	29,275	28,935
Deferred income taxes	2,493	1,245
Total current liabilities	332,723	431,626
Long-term liabilities:
Long-term debt, net of current portion	1,048,323	1,040,960
Deferred income taxes	104,167	117,264
Other long-term liabilities	206,242	206,523
Total long-term liabilities	1,358,732	1,364,747
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares Issued - 239,707 shares in 2015 and in 2014	2,812	2,812
Additional paid-in capital	1,721,931	1,823,171
Retained earnings	1,136,971	1,125,686
Accumulated other comprehensive loss	(235,314)	(134,735)
Less treasury shares at cost - 6,970 and 7,684 shares in 2015 and in 2014, respectively	(155,216)	(167,190)
Total equity attributable to the owners of QIAGEN N.V.	2,471,184	2,649,744
Noncontrolling interest	7,559	8,255
Total equity	2,478,743	2,657,999
Total liabilities and equity	4,170,198	4,454,372

Table of Contents	Exhibit 99.1

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended March 31, 2015
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating income	Pre-tax income	Income Tax	Net income	Diluted EPS
Reported results	298.4	197.9	35.1	19.0	0.3	19.5	$0.08
Adjustments:
Business integration and acquisition-related items	0.3	0.3	2.1	2.1	(0.7)	1.3	0.01
Purchased intangibles amortization	—	19.9	29.6	29.6	(9.9)	19.7	0.08
Non-cash interest expense charges	—	—	—	4.7	—	4.7	0.02
Other special income and expense items	—	—	0.6	8.1	(1.8)	6.3	0.03
Total adjustments	0.3	20.2	32.3	44.5	(12.4)	32.0	0.14
Adjusted results	298.7	218.1	67.4	63.5	(12.1)	51.5	$0.22

* Using 237.4 M diluted shares

Three months ended March 31, 2014
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS
Reported results	317.1	210.1	42.3	27.8	(4.5)	23.3	$0.10
Adjustments:
Business integration and acquisition-related items	0.3	(0.6)	2.9	2.9	(1.0)	1.9	0.01
Purchased intangibles amortization	—	20.3	29.6	29.6	(9.9)	19.7	0.08
Non-cash interest expense charges	—	—	—	0.5	—	0.5	—
Other special income and expense items	—	—	—	8.3	—	8.3	0.03
Total adjustments	0.3	19.7	32.5	41.3	(10.9)	30.4	0.12
Adjusted results	317.4	229.8	74.8	69.1	(15.4)	53.7	$0.22

* Using 242.9 M diluted shares

Tables may contain rounding differences